Exhibit 99.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Healthcare Technologies Ltd. on Form 20-F for the period ending December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eran Rotem, Chief Financial Officer of Healthcare Technologies Ltd. certify (pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of Healthcare Technologies Ltd.

HEALTHCARE TECHNOLOGIES LTD.

By: /s/ Eran Rotem

Eran Rotem

Chief Financial Officer

Date: March 14, 2003